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CATHERINE FAUVER Catherine.Fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

March 5, 2025

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 674 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Magdalene Lam of Dechert LLP during a telephonic discussion on February 20, 2025 with respect to your review of Post-Effective Amendment No. 674 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of making certain changes to the strategy of the Goldman Sachs JUST U.S. Large Cap Equity ETF, an existing series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.

Comment: The first sentence of the sections of the prospectus titled “Summary – Principal Investment Strategies” and “Investment Management Approach – Principal Investment Strategies – Goldman Sachs JUST U.S. Large Cap Equity ETF” states that, pursuant to the Fund’s 80% Policy, the Fund invests “at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index, in depositary receipts representing securities included in its underlying index and in underlying stocks in respect of depositary receipts included in its underlying index” (emphasis added). Please remove the disclosure relating to the Fund’s investments in depositary receipts or supplementally explain why the Fund would invest in depositary receipts for an index designed to deliver exposure to U.S. issuers.

Response: The Registrant respectfully notes that the disclosure referenced is intended to provide the Fund with the ability to invest in depositary receipts representing securities included in its underlying index and underlying stocks in respect of these depositary receipts, in the event such securities are included within the JUST US Large Cap Diversified Index. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

2.

Comment: The ninth paragraph of the section of the prospectus titled “Summary – Principal Investment Strategies” and second-to-last paragraph of the section of the prospectus titled “Investment Management Approach – Principal Investment Strategies – Goldman Sachs JUST U.S. Large Cap Equity ETF” states that the Fund “may become “non-diversified” solely as a result of a change in the relative market capitalization or index weighting of one or more constituents of the Index.” The Staff understands this disclosure to reflect the Fund’s ability to exceed diversification limits with respect to investments in an issuer or several issuers to the extent necessary to approximate the composition of the Fund’s target, broad-based index, the JUST US Large Cap Diversified Index, in accordance with SEC no-action guidance. See Stradley Ronon Stevens & Young, LLP, SEC Staff No-Action Letter (June 24, 2019) (“Stradley Ronon Relief”). The Stradley Ronon Relief provides flexibility for funds that track indices to continue doing so in situations where, due to changes in the relative market capitalization or weightings of certain issuers in a Fund’s broad-based benchmark index, the Fund would exceed the investment limits for a diversified company if it continued to track the composition of the index. Please supplementally explain why the JUST US Large Cap Diversified Index is a “broad-based” index, thus making the Stradley Ronon Relief available to the Fund.

Response: The Registrant respectfully submits that the JUST US Large Cap Diversified Index (the “Index”) is a broad-based index for purposes of the Stradley Ronon Relief. The Index was created by an index provider that is not an affiliated person of the Fund, its investment adviser or principal underwriter, or an affiliated person of such persons, and was not created solely for the Fund or its affiliated persons, as required under the Stradley Ronon Relief. The Index is constructed to be industry neutral relative to the Russell 1000 Index (the “Reference Index”), meaning that the constituents are reweighted so that each Industry Classification Benchmark industry weight in the Index matches that of the Reference Index at reconstitution. Accordingly, the Index is diversified across sectors to the same extent as a widely recognized index. Moreover, the Index consists of the top-ranked 50% of companies in the Reference Index by industry, amounting to hundreds of constituents, further demonstrating its broad-based status. Please see Appendix A for a recent comparison of the Index’s sector allocation to that of the Reference Index, S&P 500 Index, and five indices specifically named as examples of broad-based indexes in the Stradley Ronon Relief as of February 27, 2025. Please see Appendix B for a five-year breakdown of the Index’s constituents, market capitalization and sector weights as of February 27, 2025. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617)-728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Magdalene Lam, Dechert LLP

Appendix A

As of Feb 27, 2025				Sector Weights (%)
Name	Corr w/ S&P 500	# Secs	Wgt of Issuer Names > 5%	Tech	Cons Dis	Comm	Health	Fin	Con Stp	Ind	RE	Mat	Util	Enrgy
Russell 1000	1.00	1,007	17%	29%	11%	9%	11%	15%	6%	9%	3%	2%	2%	3%
S&P 500	1.00	503	19%	29%	11%	9%	11%	15%	6%	9%	3%	2%	2%	3%
JUST Index (JULCD)	1.00	463	24%	29%	10%	10%	11%	15%	6%	9%	2%	2%	2%	3%

“Affected Indices” mentioned in the No-Action Letter
S&P 500 Growth	0.94	208	30%	38%	12%	15%	6%	13%	4%	8%	1%	0%	1%	1%
Russell 1000 Growth	0.94	394	44%	47%	15%	14%	7%	7%	4%	4%	1%	1%	0%	0%
MSCI USA Large Cap Growth	0.91	90	51%	51%	14%	15%	6%	6%	3%	4%	0%	1%	0%	0%
CRSP US Large Cap Growth	0.94	179	28%	37%	19%	13%	9%	9%	3%	6%	3%	2%	0%	0%
CRSP US Mega Cap Growth	0.92	69	19%	25%	12%	12%	14%	15%	8%	8%	1%	2%	2%	2%

A-1

Appendix B

	27-Feb-25	FYE 2024	FYE 2023	FYE 2022	FYE 2021	FYE 2020	FYE 2019
# Constituents	464	460	460	464	451	447	428
Market Cap ($mm)
Max	$3,564,738	$3,481,747	$2,933,764	$2,553,803	$2,531,099	$2,134,525	$1,052,618
Min	$918	$438	$1,260	$2,621	$2,636	$1,817	$980
Average	$102,009	$95,360	$78,692	$67,832	$84,074	$63,100	$53,743
Median	$28,598	$28,345	$25,126	$24,117	$29,234	$18,770	$20,629

Sector Wgt (%)
Information Technology	29%	32%	29%	25%	25%	24%	14%
Financials	15%	14%	13%	14%	16%	14%	16%
Health Care	11%	12%	13%	14%	13%	13%	12%
Consumer Discretionary	10%	10%	11%	10%	11%	12%	6%
Industrials	9%	9%	9%	9%	8%	8%	14%
Communication Services	10%	6%	7%	7%	12%	11%	5%
Consumer Staples	6%	6%	6%	7%	7%	7%	5%
Energy	3%	4%	4%	5%	2%	2%	8%
Real Estate	2%	3%	3%	3%	2%	3%	7%
Utilities	2%	2%	2%	3%	2%	3%	6%
Materials	2%	2%	3%	2%	2%	2%	6%

Total	100%	100%	100%	100%	100%	100%	100%

Note: FYE = August 31

B-1